FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version  of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

14 May 2009

HSBC TRINKAUS & BURKHARDT AG

FIRST QUARTER 2009 RESULTS

  First quarter 2009 operating profit of €54.0 million, compared with €52.2 million for the same period in 2008
  Net profit after tax for the period of €28.8 million, a decrease of 16.8 per cent compared with the €34.6 million reported for the same period in 2008

  Net interest income increased by 27.9 per cent to €36.2 million compared with €28.3 million in the first quarter of 2008

  Customer deposits up 5.8 per cent to a new record level of €12.3 billion
  (31 December 2008: €11.6 billion)

  Total assets up 6.2 per cent to €23.6 billion (31 December 2008: €22.2 billion)

Overview

Despite the worst global financial market crisis of the post-war era, three of the bank's four segments recorded improved results in the first quarter of 2009 compared to the same period in 2008. Increases were particularly strong in the Corporate Banking and the Global Markets segments.

The bank reported an operating profit of €54.0 million, an increase of 3.4 per cent compared with €52.2 million in the same period in 2008. The net profit after tax of €28.8 million (first quarter 2008: €34.6 million) represents a decrease of 16.8 per cent.

Customer deposits grew by 5.8 per cent to reach a new record level of €12.3 billion (31 December 2008: €11.6 billion). Total assets increased 6.2 per cent compared to the end of 2008 to €23.6 billion (31 December 2008: €22.2 billion). Customer deposits, which represent the bank's main source of finance, fund over 50 per cent of total assets.

The capital ratio remains strong at 13.0 per cent (31 December 2008: 13.4 per cent), with a core capital excluding hybrid capital components of 8.8 per cent.

However, the Bank was not immune from general market trends. Widening spreads and weak equity markets resulted in further moderate impairments on available-for-sale assets. Therefore profit before taxes declined by 14.3 per cent in the first quarter of 2009 to €43.8 million (Q1 2008: €51.1 million). The return on equity before tax of 17.8 per cent, taking the difficult environment into consideration, is regarded as satisfactory.

Financial Commentary

Net interest income increased 27.9 per cent to €36.2 million (Q1 2008: €28.3 million), due to the performance of financial assets and Treasury management. This outperformance was impacted by the decline in deposit income as a result of the lower level of interest rates which was not offset by a widening of the interest margin.

Net loan impairment and other credit risk provisions amounted to €0.4 million. Individual impairments showed a net release of €0.6 million whereas HSBC Trinkaus added €1.0 million to the portfolio impairments reflecting the poorer economic forecasts.

Net fee income in the first quarter of 2009 was €91.7 million, slightly higher than for the same period in 2008 (€90.0 million). The impact of reduced activity in the securities business, in particular with regard to equities, was offset by an increase in new bond issues as well as fixed income sales.

Net trading income in the first quarter of 2009 fell by 29.9 per cent to €23.5 million (2008: €33.5 million), due essentially to lower volumes of equity and equity/index derivatives trading, although the retail derivatives platform for certificates and warrants increased its market position. Money Market trading benefited from HSBC Trinkaus' strong liquidity position. Spread widening led to valuation losses in interest trading books. Therefore the results in the interest trading segments declined slightly. There was a significant increase in earnings from foreign exchange business.

Net other operating income contributed €6.2 million to earnings in the first quarter of 2009 compared with €0.9 million for the same period in 2008, primarily due to the sale of a real estate fund in Luxembourg.

Administrative expenses increased by 3.0 per cent to €102.3 million in the first quarter of 2009, from €99.3 million in the same period in 2008. This increase is attributable essentially to higher group expenses in the HSBC network and to a slight increase in the number of employees. At 69.8 per cent the cost:income ratio remains within the bank's target range of 65-70 per cent.

Results by business segment

Compared to the same period in 2008, the Corporate Banking segment increased net fee income in the first quarter of 2009 from foreign exchange business as well as from new corporate bond issues. The increase in net interest income in the lending business as a result of higher volumes and margins was offset by the reduction in net interest income from current account deposits despite a strong increase in volumes. This sharp decline is primarily due to the low level of market interest rates.

In these adverse market conditions, the Private Banking segment reported a sharp decline in revenues in the securities business due to the increased risk aversion of many investors. This was only partially offset by higher revenues in the real estate business. The Institutional Clients segment reported slight growth in revenues in the first quarter of 2009 compared to the same period the previous year, mainly due to the fixed income business. This offset the decline in revenues in the equities and asset management business.

Global Markets benefited in particular from a strong performance in Treasury management, which compensated for the reduction in revenues from equity derivatives trading.

Outlook

Despite the continuing difficult market environment, HSBC Trinkaus recorded a solid operating performance in the first quarter of 2009. Thanks to its conservative stance within the framework of a proven business model and its integration into HSBC's financially sound and profitable global network, the bank believes it is well prepared for the challenges it will face in the remainder of this year. These will arise in particular in the lending business in 2009 and for this reason HSBC Trinkaus will continue to concentrate on the quality of the bank's credit book.

Current economic conditions are expected to continue to put pressure on operating profit. Due to the measures introduced to stabilise the capital markets, the pressure on financial assets should ease slightly. The trust clients place in the bank is an important factor in its successful performance. HSBC Trinkaus will pursue its strategy of expanding market share in clearly defined target groups during 2009.

Media enquires to Steffen Pörner, +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Notes to Editor:

1. HSBC Trinkaus

HSBC Trinkaus is one of the leading private banks in Germany and part of the globally-operating HSBC Group. With 2.237 employees HSBC Trinkaus can be found at six locations in Germany in addition to the head office in Düsseldorf, and has access to the HSBC Group's global network. With total assets of €23.6 billion* and €82.8 billion in funds under management and administration*, the bank has had an "AA" Fitch Rating since December 2007 which was confirmed in January 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. *(Figures as at 31 March 2009)

All HSBC Trinkaus press releases can be found in the "About us", "Press" section of the website at www.hsbctrinkaus.de.

2. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 14 May 2009